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August 1, 2006	www.cooley.com	Washington, DC 202 842-7800

EDGAR FILING	GLEN Y. SATO
(650) 843-5502
gsato@cooley.com

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Dynavax Technologies Corporation (“Dynavax”) Form 10-K/A for the Fiscal Year Ended December 31, 2005 Filed April 7, 2006 File No. 000-50577
Dear Mr. Rosenberg:
In response to your letter dated July 27, 2006 directed to Deborah Smeltzer, Vice President Operations and Chief Financial Officer of Dynavax, we have amended our filing on the enclosed Form 10-K/A filed herewith and prepared the following response to your comment:
1. Our revised Form 10-K/A for the fiscal year ended December 31, 2005 has been filed in its entirety, together with the complete Section 302 certifications. This submission is in accordance with the guidance set forth in Question 17 of the Division of Corporation Finance-Sarbanes Oxley Act of 2002, Frequently Asked Questions, dated November 8, 2002 as revised November 14, 2002.
If you have additional questions or comments with respect to this filing, please do not hesitate to contact the undersigned counsel for Dynavax, at (650) 843-5502.

Sincerely,
/s/ Glen Y. Sato
Glen Y. Sato

cc:	Dynavax: D. Smeltzer, J. Lew Cooley Godward: R. Jones, S. Coates